UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2017

Commission File Number 001-38072

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NexGen Energy Ltd.
(Translation of registrant's name into English)

Suite 3150, 1021 – West Hastings Street
 Vancouver, B.C., Canada  V6E 0C3
 (Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐ Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on November 14, 2017.

NEXGEN ENERGY LTD.

By:  /s/ M. Joanna Cameron
        Name:  M. Joanna Cameron
        Title:    Vice President Legal and General Counsel

EXHIBIT INDEX

Exhibit	Description

99.1	Unaudited Condensed Consolidated Interim Financial Statements for Periods Ending September 30, 2017 and 2016
99.2	Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2017
99.3	Certificate of Interim Filings - Full Certificate - CEO
99.4	Certificate of Interim Filings - Full Certificate - CFO